File No. 812-[    ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the

“1940 Act”), for an Order of Exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and

22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an Order of Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

In the Matter of:

PIMCO FUNDS

PIMCO EQUITY SERIES

PIMCO ETF TRUST

PIMCO EQUITY SERIES VIT

PIMCO VARIABLE INSURANCE TRUST

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

650 NEWPORT CENTER DRIVE

NEWPORT BEACH, CALIFORNIA 92660

Please direct all communications regarding this Application to:

Ryan G. Leshaw, Esq.

Timothy A. Bekkers, Esq.

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

With copies to:

Douglas P. Dick, Esq.

Adam T. Teufel, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

This Application has 25 pages in total.

As filed with the U.S. Securities and Exchange Commission on February 25, 2025.

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

PIMCO FUNDS

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

PIMCO ETF TRUST

PIMCO VARIABLE INSURANCE TRUST

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

650 Newport Center Drive

Newport Beach, California 92660

) ) ) ) ) ) )

Application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an Order of Exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an Order of Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

File No. [      ]

I.	INTRODUCTION

PIMCO Funds, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Variable Insurance Trust (each a “Registrant” and collectively, the “Registrants”), and Pacific Investment Management Company LLC (“PIMCO” or the “Adviser”)1 (the Registrants and the Adviser are referred to collectively herein as the “Applicants”) hereby file this application, as may be amended from time to time (the “Application”), for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. Applicants request that the Order apply not only to Applicants, but also to any existing or future series of the Registrants and any other existing or future open-end management investment companies registered under the 1940 Act and the series thereof (each such series, a “Fund” and, collectively, the “Funds”) that are advised by the Adviser, and are actively managed or track the performance of an index.2 The Funds will comply with the terms and conditions of the Application.

[1]

The term “Adviser” includes PIMCO and any other entity controlling, controlled by, or under common control with PIMCO or its successors. For purposes of this Application and the Order requested herein, the term “successor” is limited to an entity that results from the reorganization in another jurisdiction or a change in the type of business organization.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.

Applicants request an Order that would permit: (i) a Fund, no shares of which are listed for trading on an exchange (a “Mutual Fund”), to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”); and (ii) a Fund, shares of which are listed for trading on an exchange (an “ETF”), to offer one or more Mutual Fund Classes and Mutual Fund Shares in addition to an ETF Class and ETF Shares. The Order would provide Funds with two broad categories of relief: (1) the relief necessary to permit or continue, depending on the Fund, (a) ETF operations consistent with Rule 6c-11 under the 1940 Act or (b) ETF operations without being subject to a daily portfolio transparency condition pursuant to any separate exemptive relief issued to the Adviser, as such relief may be issued or amended from time to time (“Semi-Transparent Exemptive Relief,” and together with Rule 6c-11, “ETF Operational Relief”); and (2) the relief necessary for a Mutual Fund to offer an ETF Class (“ETF Class Relief”) and for an ETF to offer one or more Mutual Fund Classes3 (“Mutual Fund Class Relief” and, together with ETF Class Relief, “Share Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit: (i) ETF Shares of the Funds to be or continue to be, as applicable, listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be or continue to be, as applicable, issued and redeemed in creation units, as defined in Rule 6c-11 (“Creation Units”), except with respect to the Exchange Privilege (as defined and discussed in the section below titled “Legal Analysis and Discussion”); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) baskets, as defined in Rule 6c-11 (“Baskets”); and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. Portfolio holdings disclosure would be in accordance with the Fund’s respective ETF Operational Relief. As described below, the ETF Operational Relief would provide the same relief and subject the applicable Funds to the same conditions as each Fund’s applicable ETF Operational Relief (i.e., Rule 6c-11 or Semi-Transparent Exemptive Relief).

Pursuant to the Share Class Relief, the Order would permit a Fund to offer both an ETF Class and one or more Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except to the extent that an ETF Class and Mutual Fund Class have differences in certain rights and obligations, as described below.

II.	THE APPLICANTS

A.	The Registrants

PIMCO Funds is organized as a business trust under the laws of the Commonwealth of Massachusetts, and each of PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Variable Insurance Trust is organized as a statutory trust under the laws of the State of Delaware. Each Registrant is registered with the Commission as an open-end management investment company under the 1940 Act and offers shares of multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act.

The Funds that initially would rely on the relief are separate investment portfolios of the Registrants and pursue distinct investment objectives and strategies. A Fund will offer an ETF Class and Mutual Fund Classes only if the board of trustees of the relevant Registrant (the “Board”), including the members of the Board who are not “interested persons” of the Registrant, as that term is defined under Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), determines that such multi-class structure is in the best interest of the ETF Class and each Mutual Fund Class individually, and the Fund as a whole.

[3]	References to a “Mutual Fund Class” in this Application refers to one or more classes of shares offered by a Mutual Fund other than an ETF Class, as applicable.

Many Fund shareholders are long-term investors. The Funds offer shares in various distribution channels and the Funds’ investor base reflects a variety of types of investors. The Funds’ investors include retail investors who hold shares in accounts established directly with and maintained by the Funds’ transfer agent, investors who beneficially own shares held in accounts offered and maintained by independent financial advisors, broker-dealers, recordkeepers for employer-sponsored retirement plans (typically in the case of the Mutual Funds only), banks, trust companies, or other intermediaries (collectively referred to as “Financial Intermediaries”), and institutional investors.

B.	The Adviser

PIMCO is organized as a limited liability company under the laws of the State of Delaware. PIMCO is a majority owned subsidiary of Allianz Asset Management of America LLC (“Allianz Asset Management”) with a minority interest held by Allianz Asset Management U.S. Holding II LLC, each, a Delaware limited liability company, and by certain current and former officers of PIMCO. Allianz Asset Management was organized as a limited liability company under Delaware law in 2000. Allianz Asset Management of America LP merged with Allianz Asset Management, with the latter being the surviving entity, effective January 1, 2023. Following the merger, Allianz Asset Management is PIMCO LLC’s managing member and direct parent entity. Through various holding company structures, Allianz Asset Management is majority owned by Allianz SE. Allianz SE is a European based, multinational insurance and financial services holding company and a publicly traded German company.

PIMCO is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser for each Fund. PIMCO serves or will serve as the investment adviser to each Fund pursuant to an investment advisory contract or investment management agreement, as applicable, between PIMCO and the applicable Registrant. Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund.

The Adviser has or may enter into one or more sub-advisory agreements with other investment advisers to serve as sub-advisers with respect to certain Funds (each, a “Sub-Adviser”). Unless otherwise exempt, any Sub-Adviser will be registered with the Commission under the Advisers Act.

III.	BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) permitting Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.4 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic

[4]

Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

equity index funds.5 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.6 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.7

Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become a major sponsor of index-based and actively managed ETFs. The Vanguard ETFs and their shareholders have benefitted from the exemptive relief that the Commission provided to Vanguard – and only to Vanguard. Applicants believe that denying similar relief to additional industry participants would be inconsistent with the Commission’s stated mission of “protecting investors, maintaining fair, orderly, and efficient markets, and facilitating capital formation.” 8 Consistent with the Commission’s stated mission, including the principle that the Commission should regulate market participants fairly and equitably, the Commission should grant Applicants the exemptive relief necessary to offer Funds with Mutual Fund Classes and an ETF Share Class subject to the conditions set forth in this Application.

In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.9 When adopting Rule 6c-11, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes. The Adopting Release explains that ETF Class Relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with authorized participants, as defined in Rule 6c-11 (“Authorized Participants”), on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.10

The Commission concluded that a fund seeking to offer an ETF class and mutual fund classes should request relief through the exemptive application process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.11 Accordingly, the Applicants are submitting this Application.

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. As noted, the investor base for the Funds reflects a variety of shareholder types. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing customers choice in the investment products they offer.

[5]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

[6]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

[7]	Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).

[8]	See U.S. Securities and Exchange Commission — Mission, https://www.sec.gov/about/mission.

[9]	Exchange-Traded Funds, SEC Release No. IC-33646 (Sept. 25, 2019) (the “Adopting Release”).

[10]	Adopting Release at 122-123.

[11]	Adopting Release at 124.

Many retirement or “401(k)” plans do not offer ETFs to their plan participants because retirement plan administrators are often unable to accommodate investments with intra-day trading, and so such retirement plan investors often invest in mutual funds. If the relief sought by this Application were granted, Mutual Fund Shares offered by an ETF could be made available to those retirement plan participants on those retirement plan platforms, which could be beneficial to ETF Class and Mutual Fund Class shareholders of a Fund. All Fund shareholders would benefit from the potentially significant asset growth and economies of scale that could result from the addition of an ETF Class offering to the retirement plan distribution channel. Such asset growth could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders. Similarly, the ability to add an ETF Class to a Mutual Fund would allow a Fund that already has access to the retirement distribution channel to attract assets from investors seeking access to the same strategy through an ETF.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. Before a Fund offers both a Mutual Fund Class and an ETF Class, the Board, including the Independent Trustees, will find that the multi-class structure is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any Board vote on a multi-class plan including an ETF Class and a Mutual Fund Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash drag, and the tax efficiency of the Fund, as well as data concerning inflows and outflows on a per class basis. In the event that the Adviser identifies material issues in the functioning of a Fund’s multi-class structure, the Adviser will notify the Board or a designated committee (“Committee”) thereof and present recommendations for appropriate remedial measures to the Board or Committee for its consideration. The Board or Committee will then decide whether to take any corrective action.

Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency, and flexibility of the multi-class structure and manage flows, cash balances, and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, liquidating or combining one or more classes of the Fund, and restructuring a Fund’s ETF Class or Mutual Fund Class as shares of a separate Fund that offers only an ETF Class or a Mutual Fund Class but is otherwise identical to the Fund (i.e., has the same Adviser, Board, investment objective(s) and fundamental investment policies). The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

Each Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that an ETF Class would provide the following significant benefits to shareholders in a Fund’s Mutual Fund Class.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under the applicable ETF Operational Relief. For example, on days when there may be limited cash inflows through a Mutual Fund Class, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains, particularly to the extent that portfolio adjustments and cash redemptions by a Mutual Fund Class require the sale of portfolio securities. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders contributing to the Fund’s ability to achieve asset growth that could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders.

Applicants also believe that establishing an ETF Class in an existing Fund could lead to cost efficiencies. ETFs are an increasingly popular choice for investors and a Fund that offers an ETF Class in addition to Mutual Fund Classes may attract additional investment to the Fund. Greater assets under management generally leads to cost efficiencies because the fixed costs associated with operating the Fund are spread over a larger asset base. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for all shareholders by increasing assets under management in the Fund. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.12

As described in greater detail below, Applicants also believe that an exchange feature could allow Mutual Fund shareholders to exchange Mutual Fund Shares for ETF Shares, or ETF shareholders to exchange ETF Shares for Mutual Fund Shares, without adverse consequences to the Fund. To the extent that some existing shareholders of Mutual Fund Shares would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. The inverse is true with respect to shareholders of ETF Shares that may prefer to hold Mutual Fund Shares. In so doing, the exchanging shareholder could save on transaction costs and defer potential tax consequences that may otherwise be incurred in redeeming their Mutual Funds Shares and buying separate ETF Shares (or vice versa), and the Fund (and thus other shareholders) may also save on transaction costs and defer potential tax consequences that could otherwise arise if the Fund needed to sell portfolio holdings to raise cash to satisfy the redemption.

[12]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release), noting that:

Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.

While Mutual Fund Classes are typically intended for long-term investors, a Fund that offers ETF Shares in addition to Mutual Fund Classes could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that a Mutual Fund Class would provide the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Fund’s Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the Fund’s ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class were able to be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants and could make the Fund more attractive, thus increasing Fund assets.13

Third, with respect to existing Mutual Funds, the addition of an ETF Class would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. Many Funds with existing Mutual Fund Classes have a well-established track record. Having higher assets under management and a performance history or track record can be important criteria for an ETF to qualify for some distribution platforms maintained by Financial Intermediaries. Any new share class to an existing Fund benefits from pre-existing assets and performance of the Fund, and increases the availability of the Fund to investors by opening a new distribution channel. Many retirement or “401(k)” plans do not offer ETFs to their plan participants because plan administrators do not accommodate intra-day trades; as a result, those investors choose mutual funds. By adding an ETF Share class, a Fund becomes an investment option for retirement investors, who can select the Mutual Fund Shares for retirement accounts, while other types of investors may choose ETF shares. For the existing Funds, then, adding an ETF Class would represent an additional distribution channel for the Fund that could lead to additional asset growth and economies of scale, which benefits the Fund and all of its shareholders.

Fourth, tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

[13]	Adopting Release at 83.

Finally, the addition of an ETF Class to an existing Mutual Fund with an established securities lending program would provide ETF Class shareholders with the benefit of income derived from securities lending. Not all Funds can participate in securities lending arrangements because these programs normally require a minimum lending capacity. For ETFs, the creation/redemption mechanism can make participation more complicated because select securities might not be desirable for loans. By adding ETF Shares to an existing Mutual Fund that participates in securities lending, a Fund’s asset base is increased, and the Fund as a whole can optimize this benefit from generating fees on securities loans and income from the collateral investments.

C.	Commission’s Concerns Regarding ETF Class Articulated in the Adopting Release

The Adopting Release indicates that ETF Classes raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: (i) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (ii) “cash drag” associated with maintaining cash positions necessary to satisfy mutual fund share class redemptions; and (iii) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.

In terms of brokerage and other costs in connection with portfolio transactions, Funds will be chosen where the Adviser believes shareholders of all classes will benefit from the scale, efficiency and flexibility of the multi-class structure, and shareholder flows, cash balances and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF Class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio. Having both cash inflows and in-kind creation unit activity permits a Fund’s portfolio management team to manage the Fund’s investment program from a tax perspective as well.

With respect to the impact of cash holdings on a Fund’s portfolio, Funds will be chosen for an ETF Class where the Adviser believes cash balances can be efficiently raised and invested and/or are often part of the portfolio management strategy, and comparatively smaller Mutual Fund Class cash flows can be efficiently used to implement the portfolio strategy or effect rebalances. The availability of cash provides flexibility for more effective execution of portfolio management and many of the Adviser’s ETFs routinely issue and redeem creation units on an all-cash basis, or in-kind with a significant amount of cash. In addition, during higher interest rate periods, cash holdings can provide Funds with competitive returns. The Funds’ portfolio managers seek to manage cash balances, regardless of Fund type, in a manner that weighs potential cash drag in light of the need to implement the portfolio strategy and/or satisfy redemptions. As a result, Applicants do not expect the Funds that would offer an ETF Class to maintain cash balances at a level that would cause any significant cash drag on Fund performance or in an amount materially different than many of the Adviser’s ETFs operating today.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s entire portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes.14 In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can occur in connection with intentional portfolio management activity rather than as a result of generating proceeds to pay cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and could potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, ETF Classes do not provide daily portfolio transparency.15 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer an ETF Class. Applicants propose that, based on the nature of the Fund strategy, reliance on the Share Class Relief would either cause the Fund (1) to publish the Fund’s portfolio on a daily basis consistent with Rule 6c-11 or (2) to be subject to the Semi-Transparent Exemptive Relief. The Adviser would only utilize an ETF Class structure consistent with Rule 6c-11 where the Adviser believes that displaying the portfolio holdings of the Mutual Fund Class and ETF Class on a daily basis would not negatively impact the Fund’s shareholders. If the Adviser determines that the shareholders of a Fund could be negatively impacted by daily disclosure, the Adviser would determine to rely on the Semi-Transparent Exemptive Relief in offering an ETF Class or would forego offering an ETF Class of such Fund.

[14]

The custom basket flexibility permitted under Rule 6c-11 has been proven to provide funds and shareholders of such funds with both Mutual Fund Classes and an ETF Class with certain tax benefits. Since adding ETF Classes to many of its mutual funds, Applicants understand that Vanguard has used the multi-class structure in combination with portfolio management techniques and Authorized Participant transactions to provide fund shareholders with tax benefits, including the elimination of substantially all capital gains distributions to fund shareholders.

[15]	Adopting Release at footnote 433.

The Adviser and the Board will be attentive to the Commission’s concerns described in the Adopting Release, and Applicants have proposed conditions to the relief that seek to ensure that the Adviser and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will include appropriate disclosure in the Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

 With respect to the ETF Operational Relief, Applicants seek, as applicable to a Fund (1) the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11 or (2) the same exemptive relief as provided by the Semi-Transparent Exemptive Relief, subject to the same conditions contained in the Semi-Transparent Exemptive Relief. Applicants believe that they are technically unable to rely on Rule 6c-11 or the Semi-Transparent Exemptive Relief because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

 In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders to exchange bilaterally among a Fund’s Mutual Fund Class(es) and its ETF Class (“Exchange Privilege”). The Exchange Privilege will conform with Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative NAVs of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of Mutual Fund Shares and ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 and the Semi-Transparent Exemptive Relief requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire (or redeem) individual ETF Shares directly from (or to) the Fund through the Exchange Privilege may not satisfy this definition.

Because the Funds cannot rely on Rule 6c-11 or the Semi-Transparent Exemptive Relief to operate a mutual fund with an ETF Class or an ETF with one or more Mutual Fund Classes, Applicants request the ETF Operational Relief described below.

1. Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately their proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11, and the Semi-Transparent Exemptive Relief resolves this issue for ETFs relying on such relief, by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11 or the Semi-Transparent Exemptive Relief, as applicable, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register or maintain its registration as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Units only.

2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 and the Semi-Transparent Exemptive Relief provide exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11 or the Semi-Transparent Exemptive Relief, as applicable. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11 and the Semi-Transparent Exemptive Relief.

3. Section 22(e) of the 1940 Act

Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 and the Semi-Transparent Exemptive Relief provide an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11 or the Semi-Transparent Exemptive Relief, as applicable.

4. Section 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 and the Semi-Transparent Exemptive Relief provide an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11 or the Semi-Transparent Exemptive Relief, as applicable. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11 or the Semi-Transparent Exemptive Relief, as applicable.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11 or the Semi-Transparent Exemptive Relief, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer an ETF Class and one or more Mutual Fund Classes.

1. Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends”. Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.16 In proposing Rule 18f-3, the Commission discussed the concerns that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.17

[16]

See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

[17]	Id.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.18 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Class(es) and the ETF Class will have the same rights and obligations.

Applicants have identified five ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fourth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Fifth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.

2. Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

(a)	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(b)	Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class and requiring the use of specified formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

[18]	See supra footnote 12.

(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date.19 The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be out of the market for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the ETF Class shareholders are out of the market with respect to the amount of the dividend, those ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules would result in a conflict between the share classes or is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

●	As noted above, Applicants do not believe the potential performance difference will be significant.

●

Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

[19]

Applicants note, however, once the dividend is authorized and declared the shareholder generally has an enforceable right to the dividend amount and an ETF shareholder could place orders for additional shares based on that right.

●

Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

●

The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other desirable features of the instrument, such as intra-day trading.

●	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)	Potential inequitable voting power

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each share and a fractional vote per each fractional share. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

(iv)	Cross-Subsidization

As discussed above in section IV.C. of the Application, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the open-end fund structure is the fact that some investors in the open-end fund will transact with the open-end fund more frequently than others and in different amounts, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.20

[20]	The addition of an ETF Class would also externalize costs associated with investment flows from Authorized Participants because Authorized Participants typically bear such costs.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realization event caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. Thus, Rule 18f-3 recognizes that the overall benefits to a Fund and its share classes of a mutualized structure outweigh potential conflicts among the classes from time to time. Those potential conflicts are manageable and disclosed to investors in advance of their investment decisions. As with all funds that have adopted a multi-class plan, the Board will monitor allocations under the plan to guard against cross-subsidization between classes.

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. However, in light of the Commission’s concerns, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c)	Investor Confusion

While Applicants believe the potential for investor confusion is very limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF Classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.21 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.22 Applicants also believe that it is extremely unlikely that any investor acquiring Mutual Fund Shares or ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

[21]	Adopting Release at 116.

[22]	Adopting Release at 124.

Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

●

Different products; different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

●	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.[23]

●

Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

●

Disclosure about the Exchange Privilege. To the extent Mutual Fund Shares may be exchanged for ETF Shares through the Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege. To the extent ETF Shares may be exchanged for Mutual Fund Shares through the Exchange Privilege, a Fund’s ETF Shares prospectus will contain appropriate disclosure about the Mutual Fund Shares and the Exchange Privilege.

●

No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

●

Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the investor purchased shares makes such option available. Further, the prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if available and elected) may not occur until several days after the ex-dividend date.

●	Educational material. The Adviser will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

[23]

In addition, Applicants note that rule and form amendments recently adopted by the Commission require open-end investment companies with multiple classes to prepare and transmit to each shareholder a shareholder report that includes only the class in which the shareholder invested.

C.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.24 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11, any issuance of the Semi-Transparent Exemptive Relief, and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an ongoing basis. In addition, a new condition will require the Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

VII.  CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act or the Semi-Transparent Exemptive Relief, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.   A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.   To assist in the initial Board consideration of the addition of an ETF Class to a Fund, the Adviser shall prepare a written memorandum for the Board evaluating the appropriateness of the ETF Class in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board deems relevant to the Board’s consideration of the ETF Class on an initial and ongoing basis.

4.   Each Fund that issues an ETF Class will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

VIII. PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

[24]	See supra footnotes 4-7.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

IX.   CONCLUSION

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by the Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on February 25, 2025.

Dated: February 25, 2025

PIMCO FUNDS PIMCO EQUITY SERIES PIMCO EQUITY SERIES VIT PIMCO ETF TRUST PIMCO VARIABLE INSURANCE TRUST	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
By: /s/ Joshua D. Ratner	By: /s/ Peter G. Strelow
Name: Joshua D. Ratner	Name: Peter G. Strelow
Title: President	Title: Managing Director and Co-Chief Operating Officer

PIMCO FUNDS

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

PIMCO ETF TRUST

PIMCO VARIABLE INSURANCE TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Joshua D. Ratner, in his capacity as President of each of PIMCO Funds, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Variable Insurance Trust (each, an “Applicant” and, collectively, the “Applicants”), states that all actions necessary to authorize the execution and filing of this Application by each Applicant have been taken, and that he is authorized to sign and file this Application on behalf of each Applicant pursuant to his general authority as President of each Applicant and pursuant to the following resolutions adopted by the Board of Trustees of each Applicant on February 12, 2025:

WHEREAS, based on information provided by Pacific Investment Management Company LLC, each of the Board of Trustees (each, a “Board” and, collectively, the “Boards”) of PIMCO Funds, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Variable Insurance Trust (each, a “Trust” and, collectively, the “Trusts”) deem it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow various series of the Trusts to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE BE IT

RESOLVED, that the Boards hereby authorize the officers of the Trusts to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trusts from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trusts to (i) offer a class of exchange-traded fund shares in addition to classes of mutual fund shares that are not exchange-traded; (ii) offer classes of non-exchange traded mutual fund shares in addition to a class of exchange-traded fund shares; and be it

FURTHER RESOLVED, that the officers of each Trust be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the applicable Trust, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the applicable Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of the applicable Trust, to be conclusive evidence that the same has been authorized by this resolution.

/s/ Joshua D. Ratner
Name:	Joshua D. Ratner
Date:	February 25, 2025

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Peter G. Strelow states that all actions necessary to authorize the execution and filing of this Application by Pacific Investment Management Company LLC (the “Applicant”) have been taken and that, as Managing Director and Co-Chief Operating Officer of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/ Peter G. Strelow
Name:	Peter G. Strelow
Date:	February 25, 2025

PIMCO FUNDS

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

PIMCO ETF TRUST

PIMCO VARIABLE INSURANCE TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of each of PIMCO Funds, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO ETF Trust, and PIMCO Variable Insurance Trust (each, an “Applicant” and, collectively, the “Applicants”), that he is President of each Applicant, and, as such, is authorized to sign the Application on each Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joshua D. Ratner
Name:	Joshua D. Ratner
Date:	February 25, 2025

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Pacific Investment Management Company LLC (the “Applicant”), that he is a Managing Director and Co-Chief Operating Officer of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter G. Strelow
Name:	Peter G. Strelow
Date:	February 25, 2025